

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Michael Nierenberg
Chief Executive Officer
Great Ajax Corp.
799 Broadway
New York, New York 10003

      Re: Great Ajax Corp.
           Registration Statement on Form S-3
           Filed June 11, 2024
           File No. 333-280120

Dear Michael Nierenberg:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi Regan at 202-551-3269 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction

cc: Anna T. Pinedo, Esq.